Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On December 1, 2008, NRG Energy, Inc. (“the Company”) posted an updated investor presentation on the Company’s website (www.nrgenergy.com). The presentation is provided below.

NRG's Path to Shareholder Value December 1, 2008

Safe Harbor Statement Important Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. ("NRG"). NRG plans to file with the Securities and Exchange Commission (the "SEC") and furnish to its stockholders a proxy statement in connection with its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this press release, NRG has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of NRG's proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC's website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. NRG and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of NRG's stockholders will also be available in NRG's proxy statement for the 2009 Annual Meeting. Safe Harbor Disclosure Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov.

The proposed buyout does not fairly compensate NRG shareholders for value contributed or risk assumed Summary of Reasons NRG Shareholders Should Reject EXC's Buyout Offer RISK NRG VALUE CREATION Sharply dilutive on a free cash flow basis for NRG shareholders Exelon's projected net synergies primarily benefit their shareholders Does not recognize NRG's fundamental value, much less provide a premium for control or implementation risk Exelon Offer $3bn liquidity exceeds operating needs allowing for return of capital Hedged position provides stable and robust cash flow through downturn Positioned in best competitive markets with upside on economic recovery Fundamental Strength Exelon's proposed combined company is bigger, but not less risky Highly conditional offer amounts to a one-way call option on NRG... for free Unanswered questions remain about execution and integration Transaction Risk 5 Successful history of acquisitions and dispositions at value to shareholders Best opportunity for "buy" versus "build" in recent history Structured to capture value of high growth new energy technology opportunities PRICE 1 Extrinsic Opportunity Proven Development Model providing growth while accelerating cash returns and mitigating risks Industry leading nuclear development program structured to realize value for NRG shareholders sooner rather than later FORNRG and Capital Allocation programs with 4 year track record of generating shareholder value 2 4 Intrinsic Growth 3

Exelon's proposed combined company is bigger, but not less risky Highly conditional offer amounts to a one-way call option on NRG... for free Unanswered questions remain about execution and integration Successful history of acquisitions and dispositions at value to shareholders Best opportunity for "buy" versus "build" in recent history Structured to capture value of high growth new energy technology opportunities Proven Development Model providing growth while accelerating cash returns and mitigating risks Industry leading nuclear development program structured to realize value for NRG shareholders sooner rather than later FORNRG and Capital Allocation programs with 4 year track record of generating shareholder value RISK NRG VALUE CREATION $3bn liquidity exceeds operating needs allowing for return of capital Hedged position provides stable and robust cash flow through downturn Positioned in best competitive markets with upside on economic recovery Fundamental Strength Transaction Risk 5 Extrinsic Opportunity 4 Intrinsic Growth 3 Sharply dilutive on a free cash flow basis for NRG shareholders Exelon's projected net synergies primarily benefit their shareholders Does not recognize NRG's fundamental value, much less provide a premium for control or implementation risk Exelon Offer 1 2 PRICE

NRG is All About Cash In these times, cash IS the critical financial metric 5/21/2008 11/21/2008 NRG 0.1 0.227 EXC 0.047 0.086 FCF Yield NRG vs. EXC Given the recent relative decline in NRG's share price, NRG is significantly undervalued on a free cash flow basis, on an absolute basis, and compared to Exelon Source: NRG, 3rd quarter earnings presentation. Exelon estimate based on Wall Street research reports. 1st Qtr 2nd Qtr East 0.26 0.3 West 0.74 0.7 Exelon Exchange Offer of 0.485 = Implied Ownership of 17% 30% 26% 70% 74% 1.120x 0.924x Implied Exchange Ratio Percent Contribution of Recurring FCF 2008E 2009E Even at the so-called exchange ratio premium offered by Exelon, NRG shareholders would be contributing 25% - 30% of recurring free cash flows to the combined company for only 17% of the payoff Source: NRG management guidance. Exelon estimates based on Wall Street research reports.

The Exelon Proposal Dilutes Cash to NRG Shareholders Under the Exelon acquisition, NRG shareholders would see FCF dilution totaling in excess of $500 million Source: Exelon 11/10/08 EEI Presentation page 6 EXC Shareholder Perspective 2010E FCF Per Share $4.03 $3.04 $0.99 EXC Standalone EXC Combination Pro Forma Accretion NRG 3.04 0 3.04 EXC 0 4.03 0.99 + 33% ($1.87) $3.82 $1.95 NRG Standalone EXC Combination Pro Forma Dilution NRG 3.82 1.95 1.95 EXC 0 1.87 - 49% NRG Shareholder Perspective 2010E FCF Per Share Cash is the Key to Fundamental Economic Value

If There Is An Upside... .... NRG Shareholders would not get their fair share (1) Source: Exelon 11/10/08 EEI Presentation, page 7 NRG EXC East 510 2490 Exelon View of Synergies and Distribution NPV of Expected Synergies (excluding financing and other costs of transaction) $ millions net present value Shareholders Shareholders 17% 83% Total = $3 Billion(1)

Exelon's Hostile Tactics Do Not Alter... Exelon's announced tender offer and proxy contest are nothing more than tactics to coerce negotiations Exchange offer is highly conditional Board packing has practical limitations Lawsuit has no basis Without a negotiated deal, value is destroyed for all parties NRG believes in consolidation and is a willing buyer or seller at fair value There is no point in negotiation if the buyer either cannot or will not offer a fair value exchange "Fair value" means a price based on fundamental economic value and taking into account NRG's growth prospects, the transaction risk and a control premium .... that the price must be right FACTS NRG's VIEW

Exelon's proposed combined company is bigger, but not less risky Highly conditional offer amounts to a one-way call option on NRG... for free Unanswered questions remain about execution and integration Successful history of acquisitions and dispositions at value to shareholders Best opportunity for "buy" versus "build" in recent history Structured to capture value of high growth new energy technology opportunities Proven Development Model providing growth while accelerating cash returns and mitigating risks Industry leading nuclear development program structured to realize value for NRG shareholders sooner rather than later FORNRG and Capital Allocation programs with 4 year track record of generating shareholder value RISK NRG VALUE CREATION $3bn liquidity exceeds operating needs allowing for return of capital Hedged position provides stable and robust cash flow through downturn Positioned in best competitive markets with upside on economic recovery Fundamental Strength Transaction Risk 5 Extrinsic Opportunity 4 Intrinsic Growth 3 Sharply dilutive on a free cash flow basis for NRG shareholders Exelon's projected net synergies primarily benefit their shareholders Does not recognize NRG's fundamental value, much less provide a premium for control or implementation risk Exelon Offer 1 PRICE 2

Cash Lines of Credit Total NRG 1515 1515 3049 EXC 0 1534 0 $6,788 $258 $7,046 NRG Has Ample Liquidity NRG Liquidity $ thousands Not all liquidity is created equally; in this environment, Cash is King Note: Liquidity as of 9/30/08; Enterprise value using market cap as of 11/17/08, Debt, Preferred, and Cash of 9/30/08 (NRG Enterprise Value = $12.30B; EXC's Enterprise Value = $44.55B) $1,534 $1,515 $3,049 EXC Liquidity $ thousands Cash as a % of Liquidity 49.7% Liquidity as a % of Enterprise Value 24.8% Cash as a % of Liquidity 3.7% Liquidity as a % of Enterprise Value 15.8% Cash Revolver Total NRG 258 258 7046 EXC 0 6788 0

NRG has a Unique Approach to Forward Contracting and (Non-Cash) Collateralizing of Hedges NRG's highly diversified set of counterparties, combined with strong liquidity... Open Energy 2007 Hedged Energy Hedged Fuel 26% 44% 68% 78% 95% 2009 2010 2011 2012 2013 75% 62% 57% 104% 25% 1 Includes Northeast, South Central and Texas as of 10/16/2008 2 Available baseload under the Lien Program represents 80% of total baseload capacity for first rolling 60 months and 60% for the next 12 months MW's 5,083 4,625 3,806 2,220 873 6,469 6,751 6,772 6,965 6,836 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2009 2010 2011 2012 2013 Available Baseload Hedged under Lien Program 33% 14% 56% 68% 73% As of 10/23/08 Baseload hedge position will keep the cash flow coming during the economic downturn ahead Our Lien Program curtails need for cash collateral of forward contracts

....And a Presence in the Best Competitive Markets... .... Means that NRG will not only survive... TX LA NY Other East 0.64 0.14 0.1 0.12 IL PA NJ Other East 0.63 0.3 0.07 0.01 TX LA 2006-2007 GDP Growth 0.041 0.026 US Average: 2.0% 2006 - 2007 Real GDP Growth, by State NRG Generation by State 2007 MWh IL PA 2006-2007 GDP Growth 0.015 0.016 64% 12% 10% 14% 63% 7% 30% 2006 - 2007 Real GDP Growth, by State EXC Generation by State 2007 MWh Source: Bureau of Economic Analysis Source: Energy Information Agency and Energy Velocity

....NRG is Positioned to Thrive! Employment Growth TX, IL, and PA Percent of Time Fuel Type on Margin Five thoughts about Texas Texas has a history of bouncing back strong after recessions - evidenced by employment growth rates emerging from last downturn Texas reserve margins are tighter than other parts of the country and will tighten further as the economy begins to recover A severe decline in wind farm construction, not yet felt, will change market sentiment from bearish to bullish Recessionary impacts nationally likely to increase demographic trend towards Texas Gas sets the marginal price of power most often in Texas, giving NRG more robust margins Forecast Reserve Margins Market 2008 2009 2010 2011 2012 PJM 0.223 0.205 0.195 0.2 0.194 MISO 0.233 0.213 0.2007 0.193 0.182 ERCOT 0.138 0.165 0.173 0.15 0.145 PJM ERCOT MISO Market 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 PA 0.0166 0.0189 -0.015 -0.0074 -0.0053 0.0058 0.0103 0.0095 0.007 0.0011 IL 0.0102 0.0138 -0.0081 -0.0187 -0.0124 0.0009 0.0079 0.0121 0.008 0.0018 TX 0.0242 0.0296 0.0088 -0.0103 -0.0049 0.0135 0.0256 0.0334 0.0292 0.021 US 0.0244 0.0217 0.0003 -0.0113 -0.0026 0.0109 0.0173 0.0179 0.0112 0.0003 PA TX IL US Source: ERCOT 2008 CDR Report, PJM Website, MISO 2008 Long Term Reliability Rpt Other Coal Gas ERCOT PJM Gas 0.92 0.24 Coal 0.08 0.7 Other 0 0.06 Source: NRG internal estimates for 2008 ERCOT; PJM 2007 State of the Market Report NRG shareholders want to be leveraged into the market tightening ahead in Texas

Exelon's proposed combined company is bigger, but not less risky Highly conditional offer amounts to a one-way call option on NRG... for free Unanswered questions remain about execution and integration Successful history of acquisitions and dispositions at value to shareholders Best opportunity for "buy" versus "build" in recent history Structured to capture value of high growth new energy technology opportunities RISK NRG VALUE CREATION $3bn liquidity exceeds operating needs allowing for return of capital Hedged position provides stable and robust cash flow through downturn Positioned in best competitive markets with upside on economic recovery Fundamental Strength Transaction Risk 5 Extrinsic Opportunity 4 Sharply dilutive on a free cash flow basis for NRG shareholders Exelon's projected net synergies primarily benefit their shareholders Does not recognize NRG's fundamental value, much less provide a premium for control or implementation risk Exelon Offer 1 PRICE 2 Proven Development Model providing growth while accelerating cash returns and mitigating risks Industry leading nuclear development program structured to realize value for NRG shareholders sooner rather than later FORNRG and Capital Allocation programs with 4 year track record of generating shareholder value Intrinsic Growth 3

Minimize Cash Outlays & Accelerate Returns NRG's Development Model Captures Brownfield Value Limit upfront cash outlays through development discipline Equity sell-down at or before start of construction to improve ROI Accelerate and improve cash returns as we monetize existing asset site value through development fees Leverage NRG strengths by teaming with select partners with complementary strengths Secure off-take agreements and hedges Non-recourse financing as markets improve Strong EPC capability on small to medium projects Turnkey EPC contracts on larger projects NRG has plan and capability to capture development value out of existing portfolio; Exelon has no such plan or capability Financing Partnering Mitigate Execution Risk Execution

Partnerships on key individual projects creates more value, sooner for NRG shareholders, than giving NRG development program to Exelon by accepting Exelon's low ball offer Accelerated cash returns Mitigated risk Complementary skills Additional opportunities Proprietary technologies Not credit ratings dependent Protects balance sheet Partnerships Project Development Partnerships are the Cornerstone of Value Creation at NRG Impact STP 3 & 4 Cedar Bayou 4 Connecticut Peakers Sherbino Wind Farm

The Unique Value Proposition of NRG's Nuclear Development Program (NINA) Short-Term Medium-Term Long-Term Sell Down Value Sell smaller ownership percentages at a premium Additional Development Opportunities As others follow our ABWR path Quark to Spark Spread Enormous quantity of low marginal cost baseload generation in market where gas sets price of electricity Financial Benefits Production Tax Credit could be as much as $18/mwh Carbon Hedge Significant reduction in NRG's overall carbon intensity Fee Income To come from future Toshiba ABWRs The Future Puts NRG on the cutting edge of the coming electric car/nuclear power plant world First Mover Advantage on Nuclear Renaissance is already valuable, particularly to strategic players, and not just Exelon

Nuclear Development: The NRG Way Versus the Exelon Way... (Until Last Week) Risk STP 3&4 Victoria Comments EPC Contract u u STP has negotiated and signed a fixed price EPC contract that is substantially similar or better than traditional high quality fossil EPC contracts Previous Construction History u u ABWR has been built four times on time and on budget in Japan Toshiba, STP 3&4's EPC contractor, has been involved in the majority of the ABWR construction in Japan Quantities are known and modularization techniques have been employed effectively Previous Operating History u u ABWR has 12 years of operating history in Japan ABWR has an exceptional track record with high capacity factors when adjusted for U.S. regulatory standards Multiple Funding Sources u u NINA's partnering strategy creates the potential for loans from Japan Victoria would not have access to these funds with Exelon as the sole owner Certified Design u u ABWR previously certified in 1997; ESBWR not yet certified Aligned Vendors/Providers u u Toshiba is the prime EPC contractor and part owner of NINA, which ensures that Toshiba is highly motivated to see the project be successful Technology ABWR ESBWR ESBWR may make sense if you are developing in a regulated market, but it does not now, nor did it ever, make sense in a merchant market Exelon's recent reversal on its nuclear technology choice is illustration of what happens when you bring a traditional utility mindset to development in a competitive market environment X

Owner of 50% of STP 3&4; first COLA in 29 years The flagship ABWR application at NRC Sold 12% in 2008 to Toshiba for $300 million contribution over 6 years 2008 Nuclear Innovation North America (NINA) Applicant for federal loan guaranty Likely beneficiary of other "first mover" benefits under Energy Policy Act of 2005 Further sell-downs, at value, either at NINA or STP 3&4 or both Springboard into other nuclear development projects 2009 Will prove its value again in 2009

Our FORNRG Program Continually Frees Up Cash... FORNRG drives continuous improvement in how we operate our assets and efficiently leverages our scale FORNRG 1.0 $250 million in pre-tax earnings improvement since Q1 2005 Improvement goal achieved Q4 2008 .... That we can redeploy elsewhere FORNRG 1.0 FORNRG 2.0 FORNRG 2.0 2009 launch of FORNRG 2.0 Target of $150 million free cash flow improvement by 2012

Debt Management Growth Capital Business Reinvestment Shareholder Return Pfd Div. East 0.36 0.08 0.34 0.2 0.03 NRG's Robust Cash Flow and Cash Liquidity Enables Investment in Growth as well as Return to Shareholders... With NRG, recurring free cash flow is the platform for both the return of capital to shareholders and growth; with Exelon, their share buyback has just been cancelled and they have no intrinsic growth program Debt Management Growth Capital Business Reinvestment Shareholder Return Excess Cash Pfd Div. East 0.29 0.09 0.14 0.31 0.14 0.03 Capital Allocation Track Record 2004 - 2008 Cumulative (1) Percent of Total Total = $6.1 Billion Capital Allocation Target 2009 Guidance Percent of Total Total = $1.5 Billion(2) (1) 2004-2005 excludes Texas GenCo (2) Consists of $1.3 billion of cash from operations and $200 million use of existing liquidity Expandable through partnerships

Exelon's proposed combined company is bigger, but not less risky Highly conditional offer amounts to a one-way call option on NRG... for free Unanswered questions remain about execution and integration RISK NRG VALUE CREATION $3bn liquidity exceeds operating needs allowing for return of capital Hedged position provides stable and robust cash flow through downturn Positioned in best competitive markets with upside on economic recovery Fundamental Strength Transaction Risk 5 Sharply dilutive on a free cash flow basis for NRG shareholders Exelon's projected net synergies primarily benefit their shareholders Does not recognize NRG's fundamental value, much less provide a premium for control or implementation risk Exelon Offer 1 PRICE 2 Proven Development Model providing growth while accelerating cash returns and mitigating risks Industry leading nuclear development program structured to realize value for NRG shareholders sooner rather than later FORNRG and Capital Allocation programs with 4 year track record of generating shareholder value Intrinsic Growth 3 Successful history of acquisitions and dispositions at value to shareholders Best opportunity for "buy" versus "build" in recent history Structured to capture value of high growth new energy technology opportunities Extrinsic Opportunity 4

Global Warming is a Transformative Dynamic which will Define our Industry

NRG

Global Emissions (not to scale)
Global CO_2 = 26,900
Global GHGs = 30,000

Numbers equal millions metric tons CO_2



U.S. Leadership for the World
U.S. Clean electricity technology
U.S. Industry
1650
U.S. Power
2343
U.S. Transport
1990
can substantially displace fossil fuel used by U.S. industry & transport

At $20/ton, the U.S. powersector's carbon is a $46billion/year proposition. That is an opportunity for the quick, the nimble and the decisive

Total U.S. GHG
7,075

Total U.S. CO_2
6,042

CO_2 – U.S. Energy Sector
5,934

Source: EIA

Being low carbon (like Exelon) is okay, but "solving" for carbon, like NRG is attempting to do represents a $46bn/year market opportunity

22

Global Warming...Taken Together with its Alter Ego, Sustainability and the Technologies they Beget... ....Provide significant value enhancing opportunities to NRG Sustainability Global Warming Constraining Issues: Transmission / Storage Enabling Technologies CCS Batteries Pumped Air Molten Salt Solid Medium Materialization Clean Coal Gas Biomass MSW Wind Solar Tidal Nuclear

NRG Expects to Thrive in this New Energy Environment by Acting Like: Three Companies in One Operating Assets Operating Personnel Trading Market Maintenance & Environmental CAPEX Sites Opportunities Origination Growth CAPEX New Technology New processes Different types of investment Venture Capital Operating Company Development Co. Create Co. RELIABILITY CREATIVITY ENTREPENEURIAL ....But the key is to move forward alongside new energy venture capitalists

We Have Charted a Clear Path to Future Growth Future Growth Current Portfolio M&A Consolidation Low Carbon Technologies And in pursuing this growth, NRG management knows who we work for... NRG shareholders Operating excellence Bullish long term natural gas outlook Tightening reserve margins Repowering existing sites Value accretive acquisitions that optimize our existing portfolio Opportunities to consolidate the sector that build scale with a purpose Existing profitable technologies Nuclear/ Wind Solar / Biomass Emerging scaleable technologies as policy and market support develops Gasification Carbon capture & sequestration

....Not for Ratings Agencies and Not for Rate-based Utility Regulators Under an EXC combination, debt holders would be prioritized and cash would be subject to regulatory reach-through Ratings Agencies Regulators (2) EXC/NRG Pro Forma based on 2009 estimate on management guidance and Wall street research Integrated Utility Model Puts Cash at Risk for Regulatory "Claw-Back" Exelon's Preoccupation with Maintaining Credit Ratings Means Debt Holders Are Prioritized Regulated Utility (28% of EBITDA) Generation Assets (72% of EBITDA) Combined Co (2) Cash generated here..... .... could be subject to regulatory "claw-back" here "Committed to returning Exelon Generation's senior unsecured debt to strong investment grade within the next 3 years" "Pay down debt plan will include: NRG balance sheet cash, asset sale proceeds, free cash flow" Exelon Plan (1) (1) From Exelon 11/11/08 presentation at EEI, page 14

Exelon's proposed combined company is bigger, but not less risky Highly conditional offer amounts to a one-way call option on NRG... for free Unanswered questions remain about execution and integration RISK NRG VALUE CREATION $3bn liquidity exceeds operating needs allowing for return of capital Hedged position provides stable and robust cash flow through downturn Positioned in best competitive markets with upside on economic recovery Fundamental Strength Transaction Risk Sharply dilutive on a free cash flow basis for NRG shareholders Exelon's projected net synergies primarily benefit their shareholders Does not recognize NRG's fundamental value, much less provide a premium for control or implementation risk Exelon Offer 1 PRICE 2 Proven Development Model providing growth while accelerating cash returns and mitigating risks Industry leading nuclear development program structured to realize value for NRG shareholders sooner rather than later FORNRG and Capital Allocation programs with 4 year track record of generating shareholder value Intrinsic Growth 3 Successful history of acquisitions and dispositions at value to shareholders Best opportunity for "buy" versus "build" in recent history Structured to capture value of high growth new energy technology opportunities Extrinsic Opportunity 4 5

The Exelon Combination Increases Risk 2009 - 2010 2010 - 2011 Distraction Retention and recruiting Economic waste Opportunity cost of missed partnerships and acquisitions Financing Rating Agencies Regulatory Approvals Integration Management Experience Ratings Downgrade Risk "Claw back" risk Normal Business Risk Operating risk Commodity risk Financial Risk Exelon's proposed combined company is bigger, but not less risky, particularly if you consider how (and if) you get there Contest Risk Implementation Risk Combination Risk Ongoing All Actively Managed and Largely Mitigated Normal Business Risk Ongoing Recessionary impact on IL and PA Nuclear operating risk Political/ Regulatory risk ^

Exelon's Highly Conditional Offer Gives Exelon a Call Option... for Free Exelon proposal, if it succeeds at all, could take 12-18 months to consummate During that time, Exelon reserves unto itself the unilateral right to withdraw from the transaction without consequences In mid 2010, NRG shareholders would be giving up their shares at a bargain at precisely the time that market conditions are likely to be improving Financing Conditions* Outs* Approvals None Minimum Tender Section 203 Competition Regulatory Approval Registration Statement Preferred Stock NYSE Listing Legal Due Diligence Diminution of Benefits Material Adverse Effect Material Change Rating Agencies DOJ FERC NRC Pennsylvania New York California (CEC) California (CPUC) Texas Exelon's "One-Way" proposal is a free call option on NRG *All explicitly exist for the sole benefit of Exelon Highly Conditional Offer Amounts to a Free Option on NRG... .... That Can Be Called When Market Recovery Makes Us Most Valuable

Cost of Synergies May Outweigh Benefits Pre-Tax Run Rate Synergies Year 2 + Annual Cash Impact to Combined Company $ millions Negative synergies could easily destroy any value from the combination Note: Estimated synergies are midpoint of Exelon's range of $180 - $300 per year; with one half of synergies realized in Year One, all synergies realized by Year Two Transaction Costs, refinancing Interest rate of 10% and costs to implement synergies all from Exelon estimates included in their EEI presentation of 11/11/08 Assumption that additional interest costs apply to $4.7B of refinanced debt and $2.6B of Term B Loans using 11/21/08 3M LIBOR Pre-Tax Synergy Estimate Year 1 Cash Impact to Combined Company $ millions Projected Synergies Less Additional Interest on Refinanced Debt Net Pre Tax Synergies NRG 240 240 -48 EXC 0 -48 $240 $288 ($48) $120 $654 $100 $288 ($922) Proj. Synergies Transaction Cost Cost to Implement Additional Interest Net Pre-Tax Synergies NRG 120 120 -534 -634 -922 EXC 0 -534 -100 -288

Exelon's Offer is about Empire Building, Not Value Creation

Key Structural Issues with Exelon Proposal	Issue to NRG Shareholders	Hybrid Model	GenCo Separation
Regulatory Reach Through - Illinois - Pennsylvania	Illinois and Pennsylvania regulators would take their bite of ExGen profits through the T&D side. NexGen would be more insulated	✘	✔
Exelon's Preoccupation with Investment Grade Status	Exelon's rating prescription is driven by the regulated T&D business. It is a disadvantage to the power generation business. NexGen can operate as a strong BB.	✘	✔
Utility Structure & Organization Mindset	NexGen can be liberated from the overlapping bureaucracies and utility mindset of Exelon Corp.	✘	✔
Management Experience	NexGen can get the management experience in competitive power generation	✘	✔
Carbon Clawback	NexGen will be more protected from carbon clawback	✘	✔
Synergies Equation	Much higher potential G&A synergies from taking the much higher G&A costs out of the Exelon overhead	✘	✔

…If Exelon was serious about value creation, they would split their hybrid utility before seeking to combine Exelon Generation with NRG (to form what we call "NexGen")

31

What About "Exelon 2020"? How Does NRG Fit?

NRG sees benefit in decarbonizing fleet, but it is of no value to talk about it if you can't show how you will achieve it



Million tons CO_2/year
100
90
80
70
60
50
40
30
20
10
0
Exelon + NRG 2008
The Carbon Gap
?
Exelon 2008
2008
2020
Assist customers, reduce GHG 3.5mm metric tons
Includes implementing energy efficiency programs at utilities and smartmeters
Greening operations ~ 5mm metric tons
Includes reducing energy consumption in its building and build of green supply chain
More Low-carbon electricity 12mm metric tons
Includes development of CCGT, renewables, and expanding nuclear gen

Despite promising to do so, Exelon to date has put forward no credible plan for dealing with NRG's carbon emissions within Exelon 2020

32

2008 2009 2010 2011 2012 2013 2008 0 17 50 100 125 150 Exelon Regulatory Driven Growth: Bad Timing Prolonged economic recession Democratic majority looks to use tax rebate to protect consumers from carbon costs during election cycle Hard-hit Illinois & Pennsylvania have another crack at Exelon Exelon nuclear emerges as single largest (unintended) beneficiary of Federal carbon legislation Exelon's growth at risk Note: Chart is illustrative of benefits of potential step up of carbon legislation and regulatory cap roll-off

Significant Other Outstanding Questions Remain Deal Structure How would the companies be combined? Financing: $7.3 billion (excluding $1.3 billion synthetic LC facility) of NRG debt contains change of control provisions. How will it be refinanced? First Lien Structure: Will NRG's first lien structure be preserved? How does Exelon plan to address collateral needs? Synergies: Can value be realized? Hedging: Will NRG's rolling hedging program that extends out 5 - 6 years remain? Asset Divestitures: What assets are being divested and at what price? Development: Will NRG's nuclear, renewable and fossil development program be continued? And if so, by whom, with what cash and with how much Exelon bureaucratic interference? Business Structure How would the combined entity be managed? Will execution risk translate into ratings risk?

Conclusion The price does not fairly compensate NRG Shareholders A Standalone NRG is protected from near term recessionary risk... The risks embedded in the transaction are too high .... and has greater potential for value creation from market opportunities now and in the future RISK NRG VALUE CREATION Exelon Offer Intrinsic Fundamental Strength Transaction Risk 5 PRICE 1 Intrinsic Growth Extrinsic Opportunity 2 3 4 Is successfully executing to unlock our embedded growth potential